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[INVESCO AIM LOGO APPEARS HERE]
--Servicemark--

May 21, 2009

VIA EDGAR

Mr. James O'Connor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re:  AIM Counselor Series Trust (ACST)
     Post-Effective Amendment No. 35 to
     Form N-1A Registration Statement
     File No. 333-36074; CIK No. 0001112996

Dear Mr. O'Connor:

     This letter responds to the Staff's comments on the above-referenced Registration Statement on Form N-1A filed by AIM Counselor Series Trust (the "Registrant"). The N-1A, which was initially scheduled to go effective on May 29, 2009, will go effective on June 2, 2009.

Staff's Comment:

1. CLARIFY LANGUAGE REGARDING THE BENCHMARK INDEX IN WHICH THE FUND WILL INVEST.

     You asked that we clarify the disclosure describing the fund's primary investment strategy. You raised a concern that the disclosure, as drafted, suggested the fund was a sector fund because the disclosure states that the fund will primarily invest in investment grade fixed income securities generally represented by the sector categories wtihthin the Barclays Capital U.S. Aggregate Index (the benchmark index).

Response:

     While as a technical matter, the Barclays Capital U.S. Aggregate Index is divided into sectors, we can see how the language could be confusing for those investors who do not know this. Therefore, we intend to amend the disclosure to read:

     The fund invests, normally, at least 80% of its net assets, plus the amount of any borrowings for investment purposes in fixed income securities. The fund will primarily invest its assets in investment grade fixed income securities generally represented by the Barclays Capital U.S. Aggregate Index (the benchmark index).

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Staff's Comment:

2. CLARIFY WHETHER OR NOT ALL FOREIGN DEBT CAN BE EMERGING MARKET DEBT.

     You asked that we clarify whether all foreign debt can also be emerging market debt.

Response:

     We will amend the paragraph, which sets forth the investment limits in foreign debt, emerging market debt, and high yield debt to read as follows:

     To increase diversification and investment opportunities, the fund may invest up to 30% of its net assets in foreign debt securities and up to 20% of its net assets in high yield debt securities. In regard to foreign debt security holdings, up to 30% of the fund's net assets may be in developing markets debt securities and up to 20% of the fund's net assets may be denominated in currencies other than the U.S. dollar.

Staff's Comment:

3. ELABORATE ON THE USE OF DURATION IN MANAGING THE PORTFOLIO.

     You asked that we elaborate on the use of duration in managing the portfolio.

Response:

     We believe our disclosure regarding the use of duration in managing portfolios is adequately disclosed as part of the Interest Rate Risk risk factor. It reads:

     Interest Rate Risk--Interest rate risk refers to the risk that bond prices generally fall as interest rates rise; conversely, bond prices generally rise as interest rates fall. Specific bonds differ in their sensitivity to changes in interest rates depending on specific characteristics of each bond. A measure investors commonly use to determine this sensitivity is called duration. The longer the duration of a particular bond, the greater is its price sensitivity to interest rate changes. Similarly, a longer duration portfolio of securities has greater price sensitivity. Duration is determined by a number of factors including coupon rate, whether the coupon is fixed or floating, time to maturity, call or put features, and various repayment features.

Staff's Comment:

4. ELABORATE ON THE RISKS ASSOCIATED WITH INVESTMENTS IN ASSET BACKED
SECURITIES.

     You asked that we clarify whether asset backed and mortgage backed securities are part of the primary investment strategies of the fund. You also asked that we speak to the difficulty in valuing asset backed and mortgage backed securities in the risk factor.

Response:

     Asset backed securites comprise approximately 40% of the Barclays Capital U.S. Aggregate Index. Accordingly, we disclose in the Investment Objective, Strategies and Risks

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section of the prospectus (on p. 4) our intent to invest in these security types. We will elaborate on the disclosure on p. 1 in our Primary Investment Strategies section by copying the security types in the benchmark index that we already reference on p. 4. Specifically, we will add a sentence indicating that the benchmark index includes, corporate bonds, U.S. Treasury and agency bonds and mortgage and asset backed securities.

     In an effort to speak to the potential that it may be more difficult to value these securities, we will add the following disclosure to the Asset-Backed and Mortgage Backed Securities risk factor:

     Due to these risks, mortgage-backed and asset-backed instruments may be more difficult to value.

Staff's Comment:

5. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

     In connection with the responses to the comments above, the Registrant acknowledges the following:

          - that the Registrant is responsible for the adequacy and accuracy of the disclosure in their filings;

          - that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("Commission") from taking any action with respect to the filing; and

          - that the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (713)214-5770 if you have any further questions.

Very truly yours,


/s/ Melanie Ringold

Melanie Ringold